Sit Mutual Funds

3300 IDS Center, 80 South Eighth Street

Minneapolis, MN 55402

612-332-5580

February 27, 2009

VIA EDGAR & EMAIL

Ms. Patsy Mengiste

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Sit Money Market Fund, Inc. File Nos. 2-91313 and 811-04032

Dear Ms. Mengiste:

This is correspondence in connection with the Preliminary Proxy materials filed via EDGAR on February 17, 2009, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

This correspondence is filed to reflect changes made in response to your comments provided to me via the telephone on February 26, 2009. Such changes will be reflected in the Definitive Proxy Statement Filing to be EDGAR-filed the week of March 2, 2009.

Our response to each of your comments is provided below.

Comment 1.       Letter to Shareholders of Sit Money Market Fund.

You asked that we clarify the sentence “I encourage you to vote “FOR” the proposal, and ask that you please send your completed proxy ballot in as soon as possible to help save the cost of additional solicitations.” You indicated that this sentence may be interpreted to mean that there is a cost to the shareholder if they do not vote. The sentence was revised as follows by removing reference to the cost of additional solicitations:

I encourage you to vote “FOR” the proposal, and ask that you please send your completed proxy ballot in as soon as possible.

Comment 2.       Section titled “What You Should Know About This Proposed Fund Dissolution.”

You stated that the paragraph discussing exchanging shares of the Sit Money Market Fund for shares of another Sit Mutual Fund did not address the tax consequences. We do not believe there will be any tax consequence upon the redemption or exchange of Sit Money Market Fund shares which maintain a $1.00 NAV. Therefore no changes were made to this section. Please note that tax consequences are discussed further on page 5 of the Proxy Statement.

Comment 3.       Proxy Statement Page 5.

You asked that we include a statement of the likelihood that claims could be pursued against shareholders who received distributions in liquidation. The first full sentence on page 5 of the proxy statement was revised by adding the following double-underlined words:

Patsy Mengiste

February 27, 2009

In addition, although unlikely, claims possibly could be pursued against shareholders to the extent of distributions received by them in liquidation.

Comment 4.      Proxy Statement Page 2.

You asked where the broker “non-vote” discussion is covered in the Proxy Statement. Page 2, paragraph 2 of the Proxy Statement contains a discussion of broker “non-votes.”

The Registrant hereby acknowledges the following:

The disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Preliminary Proxy Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Registrant also represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that they will not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from their full responsibility for the adequacy and accuracy of the disclosures in the filing.

I trust that this response has fully and satisfactorily addressed each of your comments. If you have any questions, please call me.

Sincerely,

/s/ Paul E. Rasmussen

Paul E. Rasmussen

Vice President & Treasurer

cc:	Michael J. Radmer